LETTER AGREEMENT

Huntington Asset Advisors, Inc.

41 South High Street

Columbus, OH 43287

May 11, 2012

Huntington Strategy Shares

2960 North Meridian Street, Suite 300

Indianapolis, IN 46208

Dear Sirs:

Huntington Asset Advisors, Inc. (the “Advisor”) agrees to contractually waive all or a portion of its investment advisory fee (based on average daily net assets) which it is otherwise entitled to receive from the Trust series listed below (the “Funds”) and/or to reimburse certain operating expenses of the Funds in order to limit each Fund’s total annual operating expenses after fee waivers/expense reimbursement (excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses) to not more than 0.95% of the Fund’s average daily net assets (“Expense Cap”), for the period starting on each Fund’s commencement of operations through September 30, 2013.

Huntington US Equity Rotation Strategy ETF                                      Huntington EcoLogical Strategy ETF

The Advisor may recoup fees reduced or expenses reimbursed at any time within three years from the year such expenses were incurred, so long as the repayment does not cause the Expense Cap to be exceeded.

After this Agreement has been in effect for at least one (1) year, this Agreement may be terminated at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Trust’s Board of Trustees (“Board”), on behalf of a Fund, or (ii) the Advisor, with the consent of the Board, which consent shall not be unreasonably withheld. This Agreement will automatically terminate with respect to a Fund if the Investment Advisory Agreement between the Trust and Advisor with respect the Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

If the foregoing correctly sets forth the agreement between the Trust and the Advisor, please so indicate by signing and returning to the Trust the enclosed copy hereof. This may be executed in counterpart.

Very truly yours,

HUNTINGTON ASSET ADVISORS, INC.

By:	/s/ B. Randolph Bateman
Title:	President

ACCEPTED:

HUNTINGTON STRATEGY SHARES

By:	/s/ R. Jeffrey Young
Name:	R. Jeffrey Young
Title:	Chief Executive Officer

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